UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

            SEC FILE NUMBER: 0-9624    CUSIP NUMBER: 460491 80 6


(Check one): [ X ]Form 10-K [ ]Form 20-K [ ]Form 10-Q [ ]Form N-SAR

          For Period Ended:  June 30,2002
                             ------------
          [ ]Transition Report on Form 10-K
          [ ]Transition Report on Form 20-K
          [ ]Transition Report on Form 11-K
          [ ]Transition Report on Form 10-Q
          [ ]Transition Report on Form N-SAR
          For the Transition Period Ended:___________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                    International Thoroughbred Breeders, Inc
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Full Name of Registrant

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Former Name if Applicable

                          211 Benigno Blvd., Suite 210
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Address of Principal Executive Office (Street and Number)

                               Bellmawr, NJ 08031
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City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25( b), the following should be completed. (Check box if appropriate) [ X ]

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

SEC  1344 (02-02)   Persons who are to respond to the  collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      William H. Warner             856              931-8163 ext 208
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            (Name)              (Area Code)         (Telephone Number)

(2) Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes[ X ] No[ ]

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? SEE ATTACHED Yes[ X ] No[ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                    International Thoroughbred Breeders, Inc
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    September 30, 2002                  By/s/ William H. Warner
        ------------------                        -----------------------
                                                  Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).


                              GENERAL INSTURCTIONS

1. This form is required by Rule 13b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exhange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be use by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).


                   International Thoroughbred Breeders, Inc.

                                   Form 12b-25

                    Form 10-K for Period Ended June 30, 2002


Part III - Narrative

     The Company recently began operating an offshore gaming vessel. The Company needs additional time to incorporate this new operation into the financial statements. As a result, the Company is unable to complete the preparation of the Form 10-K report for filing on a timely basis.

Part IV - Other Information

     (3) For the Fiscal year ended June 30, 2002, the Registrant anticipates reporting income, subject to audit, in the range of $1,800,000 to $2,000,000 or income of between $0.16 and $0.18 per share as compared to a loss reported in Fiscal 2001 of $2,402,142 or a loss of $0.24 per share. The change from the prior fiscal year is primarily the result of: (a) an increase of approximately $3,700,000 in net income from the bareboat charter operation of an offshore gaming vessel, the M/V Palm Beach Princess which provided operating income for the full year of Fiscal 2002 as compared to a two month period of operations during the fourth quarter of the prior fiscal year; partially offset by approximately $900,000 of development expenses associated with the Company's activities in exploring various opportunities; and (b) a decrease in corporate general and administrative expenses primarily as a result of a $500,000 non-cash compensation cost of the 2,500,000 shares of Common Stock issued to Francis W. Murray, the Company's Chief Executive Officer and remediation costs of approximately $300,000 associated with the sale of Freehold Raceway, both of which occurred in fiscal 2001 and did not occur in fiscal 2002.

     The Company's continued operation of the Palm Beach Princess after October 31, 2002 is subject to completion of financing arrangements by that date sufficient to permit payment of $9.75 million to the Chapter 11 Trustee of the Bankruptcy Estate of Robert E. Brennan.